SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F    x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
•    Naspers Limited: Interim results
 for the six months ended
 September 30, 2006 dat ed
 November 29, 2006

www.naspers.com
Interim Report
The reviewed results of the Naspers group for the
six months ended 30 September 2006 are as follows:
Naspers Limited
(Registration number: 1925/001431/06)
ISIN: ZAE000015889 JSE share code: NPN
(“Naspers”)
Commentary
GROUP OVERVIEW
The group continues to record satisfactory growth. Trading conditions remain favourable in most markets in which we operate, but will probably not remain so indefinitely. Growth in the period under review came mostly from organic expansion of existing businesses. Revenue grew by 22% to R9,1 billion and core headline earnings expanded by 43% to R1,3 billion.
Investment activity accelerated during the period with acquisitions totalling R3,7 billion, funded from existing resources. In addition, capital expenditure of R376 million was incurred, mostly in the South African print media business. A dividend of R378 million was paid to shareholders. These were the main applications for the net cash outflow of R3,9 billion for the period.
In parallel with making investments, the group is also developing a number of businesses organically. These are focused on broadband technologies (“Entriq”), the internet and mobile television. In total, these development costs amounted to R449 million during the period under review (2005: R211 million). It is anticipated that this development spend will accelerate in the second half of the year, negatively impacting earnings and cash flows.
Looking forward, indications are that the macro-economic environment in South Africa may be changing, with increases in interest rates that may affect consumer spending, and a weaker rand, which will make our foreign denominated input costs more expensive. In our other markets like China, Brazil, Greece, Nigeria and Angola, macro-economic conditions seem generally positive in the short term.

FINANCIAL OVERVIEW
Revenue for the period increased by 22% to R9,1 billion.This growth was largely derived from an increase of 62 000 in pay-television subscribers for the period. The positive trading conditions experienced by the group are reflected in advertising revenues, which grew by 21%.
 The group generates a growing percentage of its consolidated revenue outside of South Africa. In total, revenues generated outside of South Africa grew by 36% to R2,4 billion.
 Operating profit before amortisation and other gains/losses increased by 33% to R1,9 billion, with an improvement in margins.
Finance costs for the period of R466 million include interest income on net cash deposits of R49 million, and imputed interest paid on finance leases of R78 million. It also includes an aggregate amount of R437 million in respect of foreign currency translation differences and fair value adjustments where International Financial Reporting Standards (IFRS) requires us to “mark to market” foreign assets and liabilities, and to reflect such adjustments as a cost in the income statement.
Equity accounted earnings comprise mainly our interest in Tencent and Abril.
In China Tencent expanded its product offering to complement its instant-messaging platform. New and enhanced lifestyle products like QQ Pets, QZone and QHome continued to grow. The Tencent portal, QQ.com, is now ranked second overall portal in China and fifth globally by Alexa (http://www.alexa.com).The increased page views and market positioning of QQ.com has resulted in increased advertising revenues.
In May 2006 the group acquired a 30% stake in a leading Brazilian media company, Abril S.A., for a cash consideration of US$422 million. This investment will be accounted for as an associate. Abril is the largest magazine publisher in Brazil. Its flagship newsweekly, Veja, is the fourth highest selling weekly globally. In addition, Abril is Brazil’s leading educational book publisher. Subsequent to the interim reporting period, Abril announced that it planned to dispose of its investment in TVA, its cable network, for US$289 million. If completed, this transaction will strengthen Abril’s balance sheet. In the period under review Abril traded in line with the expectations.
The share price of Beijing Media Corporation Limited, a company listed on the Hong Kong Stock Exchange, in which we have an interest of 9,9%, stands at a level below which we acquired our interest. Whilst we are positive about long-term prospects, we believe it prudent to record an impairment charge of R150 million against this investment.
Included in earnings for the current period is a foreign currency translation loss of R260 million. This accounting loss arises from partly settling a net investment in a foreign subsidiary and, as it is of a capital nature, is reversed for the purpose of calculating headline earnings. net effect of the above is headline earnings for the period of R1,28 billion and core headline earnings of R1,31 billion. The “Calculation of Core Headline Earnings” is detailed below.
As regularly reported to shareholders, the board is of the view that core headline earnings is an appropriate measure of the sustainable operating performance of the group, as it adjusts for non-recurring and non-operational items.

ELECTRONIC MEDIA
Pay television
The total pay television base grew by 62 000 over the period to 2,07 million subscribers under management.This was the principal driver behind the 24% growth in pay-television revenues.
 In South Africa the equated subscriber base grew by 60 000 to 1,3 million, with strong support  coming from the emerging black market. Both the lower-priced Compact bouquet and the personal video recorder base passed 65 000 households. Several new channels were added to the bouquet. Following the passing of the Electronic Communications Act new broadcast regulations are now effective.The application process for issuing new pay-television licences has commenced and several potential competitors have applied for licences.
In sub-Saharan Africa the base grew by 35 000 to 420 000, aided by the introduction of the lower-priced Compact bouquet and encouraging growth from niche language markets. More intrusive regulatory regimes came into being.
In Greece the subscriber base grew by 10 000 to 320 000 households. Improved sports rights were acquired, as well as new media initiatives embarked upon. MIH bought a further 12% in NetMed from minority partners. In Cyprus the subscriber management services contract to administer the analogue base on behalf of a third party, was terminated, resulting in the loss of some 43 000 analogue subscribers.

Internet
The internet segment, excluding Tencent which is equity accounted, grew revenues by 14% and generated an operating profit before amortisation and other gains/losses of R24 million.
In South Africa MWEB has 277 000 dial-up and 62 000 broadband customers. The South African business remains profitable, but growth is ponderous due to the lack of broadband connections and the slow establishment of the second network operator. In the period South Africa slipped further behind many of its peers in Africa and the rest of the world.
In Thailand our internet portal, Sanook!, entrenched its leading position, helped by the roll-out of new services. The QQ service being offered in Thailand by Sanook! performs above expectations. We are establishing an internet business in India, targeting the youth market.

Conditional access
The conditional access business, Irdeto, improved revenues by 87% and operating profit before amortisation and other gains/losses to R76 million. This was achieved through a combination of organic growth from existing and new customers, and acquisitions. Shipments of units to customers in the various segments (digital TV, mobile TV and IPTV) grew by 32%. The Philips CryptoTec business acquired in April 2006 has been successfully integrated into Irdeto.

Broadband technologies
Entriq reported a growth in revenue of 78% and an operating loss before amortisation and other gains/losses of R123 million. The roll-out of broadband services and the distribution of  video content online continue to grow worldwide. In recognition of this trend, content owners and distributors are seeking ways to provide content online using scaleable and reliable technology. Entriq is investing in technologies to manage the online distribution of video to broadband, mobile and IPTV.The aim is to enable content owners to take full advantage of the distribution and syndication capabilities offered by these new platforms.

PRINT MEDIA
Newspapers, magazines and printing
Revenue from this segment increased by 18% to R2,3 billion, and operating profit before amortisation and other gains/losses increased to R314 million.
Newspapers and magazines both benefited from the continued strong advertising market. Circulation growth is stable amidst competitive market conditions. A few of our titles showed strong circulation growth, including Daily Sun, Son, Soccer Laduuuuuma and Sunday Sun. Daily Sun’s circulation reached 493 000 in September, entrenching its position as the largest daily in South Africa.
A variety of new titles were launched, including Maxpower, topMotor, True Love Babe, Go!, MyWeek, Cape Son and People’s Post.
The printing business recorded strong growth due to favourable market conditions and increased capacity from the implementation of the new printing press in Gauteng.

Book publishing and private education
Marketing expenses in our school-book business increased significantly during the period due to the accelerated implementation of the new curriculum, causing operating losses to be larger than in the comparative period. Unlike last year, material school- book orders are this year only expected in the second half of the financial year, confirming the seasonal nature of this business.
The general book publishers are trading positively, although the book retail market remains tough. The private education segment results were static due to restructuring and selling of certain entities. Progress was made on creating a sustainable base for future profitability.

BLACK ECONOMIC EMPOWERMENT (“BEE”)
In September 2006 Naspers launched a broadbased BEE ownership initiative, which included a public offer of ordinary shares to qualifying Black Persons and Black Groups in the issued share capital of Welkom Yizani Investments Limited (“Welkom Yizani”), which will hold ordinary shares in Media24 Holdings (Proprietary) Limited. In parallel, Phuthuma Nathi Investments Limited (“Phuthuma Nathi”), will hold ordinary shares in MultiChoice South Africa Holdings (Proprietary) Limited.
The Welkom Yizani and Phuthuma Nathi public offers closed on 3 November and were both over-subscribed. Particularly pleasing was the extent of investments made by individuals, many investing for the first time. It is estimated that Phuthuma Nathi and Welkom Yizani will both have more than 100 000 individual investors. The accounting impact of the BEE initiative will be reflected in the full year results.

www.naspers.com
BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Condensed interim financial statements for the six months ended 30 September 2006 were prepared in accordance with IAS 34 “Interim Financial Reporting” and in compliance with the Listings Requirements of JSE Limited. The accounting policies used to prepare the interim results are consistent with those applied in the previous period, except where there were changes in accounting treatment as indicated below. These condensed interim financial  statements have been reviewed by the company’s auditors, PricewaterhouseCoopers Inc., whose report is available for inspection at the registered offices of the company.

CHANGES IN ACCOUNTING TREATMENT
IAS 28 “Investments in Associates”
The group changed its accounting policy for associated companies with December financial year-ends by adopting a three-month lag period in reporting their results. The decision to account for these investments for the twelve months to 31 December rather than to 31 March is a change in accounting policy and the group has accordingly restated its comparative information at 31 March 2006 and 30 September 2005 in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.The effect of the change on the group’s reported results is a net decrease in its share of equity accounted results of R56 million for the year ended 31 March 2006.The impact on the interim period ended 30 September 2005 was not material.

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates” The group has adjusted its reported results to reflect the amended accounting treatment for monetary items in terms of IAS 21 as it relates to its net investment in foreign operations. The effect of the amendment on the group’s reported results is a net decrease in its finance costs of R27 million for the year ended 31 March 2006 and a net increase in finance costs of R21 million for the interim period ended 30 September 2005.The group has restated its results accordingly.The effect on equity on 1 April 2005 was a net decrease of R25 million.

IAS 39 “Financial Instruments: Recognition and Measurement”
The group regularly enters into long-term US dollar-based contracts that relate to the purchase of film and television programme content. At 31 March 2006 the group recorded approximately R162 million as US dollar foreign currency embedded derivative assets.

Subsequent to the year-end, IFRS interpretation in South Africa concluded that the US dollar is currently “commonly used” by South African entities in the import and export environment. Accordingly, the group re-assessed its contracts under these changed circumstances and has ceased to separate these embedded derivatives as from 1 April 2006.This has resulted in the de-recognition of US dollar embedded derivative assets in the 2007 financial year.

IAS 14 “Segment Reporting”
The group decided to report the results of its mobile television and MediaZone operations as part of the pay-television segment, as this reflects the true nature of these businesses. These were initially reported as part of the internet segment.The impact of this change on the period ended 30 September 2005 was not material.

SIGNIFICANT ACQUISITIONS
The group acquired the CryptoTec conditional access business in April 2006 for a cash consideration of approximately R252 million. Based upon a preliminary appraisal the total purchase consideration was allocated to net assets.

In May 2006 the group acquired a 30% interest in Abril S.A. for a cash consideration of R2,6 billion.The group is currently finalising the purchase price allocation and any adjustment to the provisional purchase price allocation will be recorded by the group prior to 31 March 2007.

In July 2006 MIH bought an additional 12% interest in NetMed for a cash consideration of approximately R612 million. NetMed is now owned 87,2% by MIH and 12,8% by Teletypos.

In August 2006 the group acquired a 20% interest in Titan for a cash consideration of approximately R114 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (R108,9 million) and the remaining balance to goodwill. It is anticipated that an additional shareholding for approximately $13,5 million will be acquired in Titan, increasing the group’s investment to 37%. This amount has been reflected as a commitment.

On 14 November 2006 it was announced that an agreement had been concluded with Johnnic Communications Limited (“Johncom”) in terms of which Naspers will acquire Johncom’s entire 38,56% interest in M-Net/SuperSport. In consideration for this acquisition, Naspers will issue 20 886 667 Naspers N ordinary shares and pay R250 million in cash.This transaction is subject to a number of conditions precedent, inter alia the approval of the Johncom shareholders and the appropriate regulatory authorities.

CHIEF EXECUTIVE
Koos Bekker, the chief executive of the group, will be 54 years of age and the applicable policy is retirement at 60. Koos has been head of a major media company for 21 years and of a listed entity for 16. The board has granted a request for an unpaid sabbatical of one financial year, from 1 April 2007, until he resumes his duties on 1 April 2008. Cobus Stofberg, currently CEO of MIH, and with 21 years’ service with the group, will act as chief executive of Naspers for that year.

On behalf of the board
Ton Vosloo
Koos Bekker
Chairman
Managing director
Cape Town
29 November 2006
Segmental Review
Revenue
Ebitda
Six months ended 30 September
Six months ended 30 September
2006
2005
2006
2005
R’m
R’m
%
R’m
R’m
%
Electronic media
6 206
4 934
26
1 941
1 433
35
– pay television
5 268
4 248
24
1 924
1 477
30
– internet
538
471
14
48
(21)
+100
– conditional access
359
192
87
83
20
+100
– broadband technologies
41
23
78
(114)
(43)
+100
Print media
2 869
2 494
15
355
334
6
– newspapers, magazines a ndprinting
2 255
1 910
18
392
344
14
– book publishing and private education
614
584
5
(37)
(10)
+100
Corporate services
(3)
1
–
(34)
(32)
6
9 072
7 429
22
2 262
1 735
30
Operating profit before amortisation and other gains/losses
Operating profit
Six months ended 30 September
Six months ended 30 September
2006
2005
2006
2005
R’m
R’m
%
R’m
R’m
%
Electronic media
1 715
1 231
39
1 761
1 198
47
– pay television
1 738
1 322
31
1 844
1 319
40
– internet
24
(56)
+100
(5)
(83)
94
– conditional access
76
14
+100
45
11
+100
– broadband technologies
(123)
(49)
+100
(123)
(49)
+100
Print media
261
262
–
246
260
5
– newspapers, magazines and printing
314
284
11
305
290
5
– book publishing and private education
(53)
(22)
+100
(59)
(30)
97
Corporate services
(35)
(34)
3
(38)
(34)
12
1 941
1 459
33
1 969
1 424
38

www.naspers.com
Condensed Consolidated
Income Statement
Six months
Six months
ended
ended Year ended
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
Revenue
9 072
7 429 15 706
Cost of providing services
and sale of goods
(4 649)
(4 153) (8 754)
Selling, general and
administration expenses
(2 570)
(1 865) (3 948)
Other gains – net
116
13 –
Operating profit
1 969
1 424 3 004
Net finance (costs)/income
(466)
(25) 16
Share of equity-accounted results
93
82 95
Profit on sale of investments
–
16 74
Impairment of equity
accounted investment
(150)
– –
Profit before taxation
1 446
1 497 3 189
Taxation
(571)
(430) (935)
Profit after taxation
875
1 067 2 254
Profit from discontinued operations
–
43 32
Profit arising on discontinuance
of operations
–
– 1 032
Profit for the year
875
1 110 3 318
Attributable to:
Naspers shareholders
824
1 048 3 161
Minority shareholders
51
62 157
875
1 110 3 318
Core headline earnings for
the period (R’m)
1 308
914 2 027
Core headline earnings per
N ordinary share (cents)
450
323 714
Headline earnings for
the period (R’m)
1 276
1 024 2 168
Headline earnings per
N ordinary share (cents)
439
361 764
Fully diluted headline earnings per
N ordinary share (cents)
415
337 722
Earnings per N ordinary
share (cents)
284
370 1 114
Fully diluted earnings per
N ordinary share (cents)
268
345 1 053
Net number of shares
issued (’000)
– At period-end
291 355
284 848 290 555
– Weighted average for
the period
290 555
283 154 283 719
– Fully diluted weighted
average
307 394
303 265 300 243
Condensed Consolidated
Cash Flow Statement
Six months
Six months
ended
ended Year ended
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
Cash flow from operating
activities
1 598
1 295 3 166
Cash flow utilised in investment
activities
(4 083)
(624) (335)
Cash flow (utilised in)/from
financing activities
(1 416)
(183) 25
Net movement in cash and
cash equivalents
(3 901)
488 2 856
Condensed Consolidated
Balance Sheet
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
ASSETS
Non-current assets
11 345
7 097 7 186
Property, plant and equipment
3 991
3 697 3 689
Goodwill and other
intangible assets
1 495
1 204 1 159
Investments and loans
5 006
1 264 1 297
Programme and film rights
212
50 171
Derivative financial
instruments
27
29 33
Deferred taxation
614
853 837
Current assets
8 099
7 748 10 067
TOTAL ASSETS
19 444
14 845 17 253
EQUITY AND LIABILITIES
Share capital and premium
5 433
5 481 5 561
Other reserves
(1 688)
(2 489) (3 344)
Retained earnings
5 287
2 701 4 815
Naspers shareholders’ interest
9 032
5 693 7 032
Minority shareholders’ interest
192
158 172
Total shareholders’ equity
9 224
5 851 7 204
Non-current liabilities
2 782
3 137 3 372
Capitalised finance leases
1 628
1 689 1 444
Liabilities – interest-bearing
241
589 722
– non-interest-bearing
496
186 551
Post-retirement medical liability
150
150 153
Deferred taxation
267
523 502
Current liabilities
7 438
5 857 6 677
TOTAL EQUITY AND
LIABILITIES
19 444
14 845 17 253
Net asset value per N ordinary
share (cents)
3 100
1 999 2 420
Condensed Consolidated
Statement of Changes in Equity
Six months
Six months
ended
ended Year ended
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
Balance at beginning
of period
7 204
5 068 5 068
Movement in treasury shares
9
60 65
Share capital and premium
issued
(137)
– 106
Foreign currency translations
1 562
3 (14)
Movement in fair value reserve
–
(24) (24)
Movement in cash flow
hedging reserve
65
6 (1)
Movement in share-based
compensation reserve
60
101 135
Transactions with minority
shareholders
(30)
(213) (1 113)
Net profit for the period
875
1 110 3 318
Dividends
(384)
(260) (336)
Balance at end of period
9 224
5 851 7 204

www.naspers.com
Calculation of Core Headline Earnings
Six months
Six months
ended
ended Year ended
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
Net profit attributable
to shareholders
824
1 048 3 161
Adjusted for:
– impairment of goodwill and
other assets
–
– 69
– profit on sale of property,
plant and equipment
(6)
(7) (17)
– discontinuance of operations
–
– (1 032)
– loss/(profit) on sale of
investments
308
(17) (13)
– impairment of equity
accounted nvestments
150
– –
Headline earnings
1 276
1 024 2 168
Adjusted for:
– profit from discontinued
operations
–
(43) (32)
– creation of deferred
tax assets
(35)
(10) (42)
– amortisation of intangible
assets
51
34 51
– fair value adjustments and
currency translation differences
16
(91) (118)
Core headline earnings
1 308
914 2 027
Naspers’s mission is to build shareholder value
by operating subscriber platforms
that bring content, services and
communication to paying users;
to sell related technologies
and be useful to the communities
we serve
Supplementary Information
Six months
Six months
30 September 30 September
31 March
2006
2005 2006
Reviewed
Reviewed Audited
R’m
R’m R’m
Depreciation of
property, plant
and equipment
323
276 596
Amortisation of
intangible assets
87
48 96
Share-based payment
expenses (IFRS 2)
82
80 135
Other gains – net
116
13 –
– profit on sale of property,
plant and equipment
7
12 17
– impairments of goodwill
and intangible assets
–
– (69)
– impairments of tangible
assets
(1)
– –
– dividends received
3
1 2
– fair value adjustment on
shareholders’ liabilities
107
– 50
Finance costs
466
25 (16)
– interest received
(128)
(117) (279)
– interest paid
79
64 98
– interest on finance leases
78
87 177
– net foreign exchange
differences
337
(14) (5)
– net fair value adjustments
on derivative instruments
100
5 (7)
Investments and loans
5 006
1 264 1 297
– listed investments
1 407
1 143 1 163
– unlisted investments
3 599
121 134
Market value of listed
investments
11 384
4 862 6 506
Directors’ valuation of
unlisted investments
3 599
121 134
Commitments
3 394
3 699 2 860
– capital expenditure
382
343 445
– programme and film rights
2 070
1 574 1 426
– network and other
services commitments
339
304 364
– operating lease
commitments
472
1 335 359
– set-top box
commitments
131
143 266
Directors
T Vosloo (chairman), JP Bekker (managing director), F-A du Plessis, GJ Gerwel, RCC Jafta, LN Jonker, SJZ Pacak, FTM Phaswana,
BJ van der Ross, NP van Heerden, JJM van Zyl, HSS Willemse
Company secretary
GM Coetzee
Registered office
Transfer secretaries
40 Heerengracht, Cape Town, 8001
Link Market Services South Africa (Proprietary) Limited
(PO Box 2271, Cape Town, 8000)
11 Diagonal Street, Johannesburg 2001
(PO Box 4844, Johannesburg 2000)
ADR programme
The Bank of New York maintains a Global BuyDIRECTTM plan for Naspers Limited. For additional information, please visit The Bank of New York’s website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York, Shareholder Relations Department – Global BuyDIRECTTM, Church Street Station, P O Box 11258, New York, NY 10286-1258, USA.

Press release
South Africa, 28 November 2006 – Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced its interim results for the six months ended 30 September 2006
NASPERS REPORTS GROWTH; CAUTIOUS OUTLOOK
Naspers reported revenues up by 22% to R9,1 billion, core headline earnings of R1,3 billion and free cash flow of R1,0 billion for the six months ended 30 September 2006.
“Growth was satisfactory as trading conditions in most of the markets in which we operate have remained favourable,” commented Naspers chairman Ton Vosloo. “We do not think this can last indefinitely, especially as indications are that the macroeconomic environment in South Africa may be tightening. In our other markets such as China, Brazil, Greece, Nigeria and Angola short-term conditions seem generally positive.”
Naspers financial director Steve Pacak said the company had made investments totalling some R3,7 billion over the period. “Major acquisitions included a 30% interest in the leading Brazilian media company, Abril, the acquisition of the CryptoTec conditional access business and an additional 12% interest in NetMed, the pay-
television operation in Greece.
“The group is also developing a number of businesses organically. These are focused on broadband technologies, the internet and mobile television. It is anticipated that this development spend will accelerate in the second half of the year, negatively impacting earnings and cash flows.”
Over the period the total pay-TV subscriber base grew by a net 62 000 to 2,07 million subscribers under management. The South African internet business remains profitable but growth is ponderous due to the lack of broadband connections and slow establishment of the second network operator.
Irdeto, the conditional access business, reported revenue growth of 87% through a combination of organic growth from existing and new customers and the acquisition of Philips CryptoTec. Entriq, the broadband technologies unit, continued to gain traction.
Newspapers and magazines benefited from the robust advertising market. New titles were launched and circulation figures remained generally stable.
Naspers CEO, Koos Bekker commented: “We launched broad-based BEE ownership initiatives in all our SA businesses housed in South Africa. The Media24 and MultiChoice South Africa BEE schemes included a public offer of ordinary shares to qualifying Black people and groups. Both were nearly three times subscribed. We were delighted with the extent of interest from ordinary individuals, many investing for the first time. We anticipate that each scheme will have more than 100 000 individual investors, making them two of the most widely held companies in the economy.”

Following the success of these schemes, the Naspers board agreed to make available another 7,5% of
MultiChoice South Africa shares to those BEE investors whose applications had not been fulfilled because of oversubscription.
The board also announced that Koos Bekker would be granted an unpaid sabbatical for one financial year, from 1 April 2007 to 31 March 2008. Bekker has already been heading up a major media company for 21 years and a listed one for 16. Cobus Stofberg, present head of MIH, will stand in as CEO. Bekker will resume his duties on 1 April 2008 for a final stint of 5 years.
_______________________________________________________________________
For more information contact
Beverley Branford
Tel: +27 21 406 4824
Mobile: +27 83 500 8012
Steve Pacak
Tel: +27 21 406 3585
Mobile: +27 83 250 006
The complete results are available on the Naspers website at
http://www.naspers.com
----------------------------------------------------------------------------------------------------------------------
IMPORTANT INFORMATION
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). We are not under any obligation to
(and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.
Investors will be able to obtain any documents filed with the SEC from the SEC’s Public Reference Room at
450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail:
publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits)
are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape
Town 8001, South Africa, Telephone: +27 21 406 2041
_________________________________________________________________________________

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 28, 2006 by
Name:    Stephan J. Z. Pacak
Title:       Director